CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$14,980,970	$1,740.79

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement

(To the Prospectus dated July 19, 2013, the Prospectus
Supplement dated July 19, 2013, the Prospectus
Addendum dated February 3, 2015 and the Product
Supplement STOCK ARN-1 dated May 7, 2014)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-190038

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement STOCK ARN-1.

Our initial estimated value of the notes, based on our internal pricing models, is $9.55 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-14 of this term sheet.

By acquiring the notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-In Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total

Public offering price	$10.00	$14,980,970.00
Underwriting discount	$0.20	$299,619.40
Proceeds, before expenses, to Barclays	$9.80	$14,681,350.60

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

May 28, 2015

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Summary

The Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the basket of three semiconductor sector stocks described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-14.

Terms of the Notes		Redemption Amount Determination

Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:

Principal Amount:	$10.00 per unit

Term:	Approximately 14 months

Market Measure:

An approximately equally weighted basket of three semiconductor sector stocks comprised of Intel Corporation (NASDAQ symbol: “INTC”), Skyworks Solutions, Inc. (NASDAQ symbol: “SWKS”), and Texas Instruments Incorporated (NASDAQ symbol: “TXN”) (each, a “Basket Stock”).

Starting Value:	100.00

Ending Value:	The value of the Basket on the calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described in “The Basket” section below.

Participation Rate:	300%

Capped Value:	$11.92 per unit, which represents a return of 19.20% over the principal amount.

Calculation Day:	July 15, 2016

Price Multiplier:	1, for each Basket Stock, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-20 of product supplement STOCK ARN-1.

Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-14.

Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

¡                 Product supplement STOCK ARN-1 dated May 7, 2014:
https://www.sec.gov/Archives/edgar/data/312070/000110465914035851/a14-11801_3424b2.htm

¡                 Series A MTN prospectus supplement dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

¡                 Prospectus addendum dated February 3, 2015:

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

¡                 Prospectus dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as Barclays) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power.  The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Risk Factors” in this term sheet, and please see the accompanying prospectus addendum, including the full definition of “U.K. Bail-in Power” as well as the risk factors therein.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

¡               You anticipate that the level of the Basket will increase moderately from the Starting Value to the Ending Value.

¡               You are willing to risk a loss of principal and return if the level of the Basket decreases from the Starting Value to the Ending Value.

¡               You accept that the return on the notes will be capped.

¡               You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

¡               You are willing to forgo dividends or other benefits of owning the Basket Stocks.

¡               You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

¡               You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

¡               You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

¡               You believe that the level of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

¡               You seek principal repayment or preservation of capital.

¡               You seek an uncapped return on your investment.

¡               You seek interest payments or other current income on your investment.

¡               You want to receive dividends or other distributions paid on the Basket Stocks.

¡               You seek an investment for which there will be a liquid secondary market.

¡               You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

¡               You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Hypothetical Payout Profile

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and the Capped Value of $11.92 per unit. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Basket Stocks, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value and term of your investment.

The following table is based on the Starting Value of 100, the Participation Rate of 300% and the Capped Value of $11.92 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$11.92(2)	19.20%
120.00	20.00%	$11.92	19.20%
130.00	30.00%	$11.92	19.20%
140.00	40.00%	$11.92	19.20%
150.00	50.00%	$11.92	19.20%
160.00	60.00%	$11.92	19.20%

(1)                                 The Starting Value was set to 100.00 on the pricing date.

(2)                                 The Redemption Amount per unit cannot exceed the Capped Value.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Stocks, see “The Basket Stocks” section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
= $8.00 Redemption Amount per unit

Example 2
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.90 Redemption Amount per unit

Example 3
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.92 per unit

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement STOCK ARN-1, page S-6 of the Series A MTN prospectus supplement and page PA-1 of the Series A MTN prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

•                  Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

•                  As described above under “Consent to U.K. Bail-In Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. The U.K. Bail-in Power includes “write-down and conversion power” which allows for the cancellation of any amounts payable on the notes, including principal, and/or the conversion of any amounts payable on the notes into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above and the risk factors in the accompanying prospectus addendum for more information.

•                  Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

•                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

•                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-14. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

•                  The estimated value of the notes is not a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

•                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

•                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•                  The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

•                  Changes in the prices of the Basket Stocks may offset each other.

•                  You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.

•                  While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and are not responsible for any disclosure made by any Underlying Company.

•                  The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.  See “Description of ARNs—Anti-Dilution Adjustments” beginning on page PS-20 of product supplement STOCK ARN-1.

•                  There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

•                  The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-30 of product supplement STOCK ARN-1.

Additional Risk Factors

The stocks included in the Basket are concentrated in one sector.  All of the stocks included in the Basket are issued by companies in the semiconductor sector.  Although an investment in the notes will not give holders any ownership or other direct interests in the Basket Stocks, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the semiconductor sector, including those discussed below.  Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the semiconductor sector may reduce your return on the notes. All of the Basket Stocks are issued by companies whose primary lines of business are directly associated with the semiconductor sector. The profitability of these companies is largely dependent on, among other things, consumer base and demand for the companies’ products, supply, continued innovation, talent attraction and retention, maintaining intellectual property rights and industry competition. In addition, adverse economic, business, market or tax developments affecting the U.S. and/or the semiconductor sector could affect the value of the Basket. Any of these factors may have an adverse effect on the value of the notes.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section “The Basket Stocks” below.  Each Basket Stock was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of ARNs-Basket Market Measures” beginning on page PS-26 of product supplement STOCK ARN-1.

On the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value is as follows:

Basket Stock	NASDAQ Symbol	Initial Component Weight	Closing Market Price(1)	Component Ratio(2)	Initial Basket Value Contribution
Intel Corporation	INTC	33.33%	34.01	0.98000588	33.33
Skyworks Solutions, Inc.	SWKS	33.33%	107.65	0.30961449	33.33
Texas Instruments Incorporated	TXN	33.34%	55.91	0.59631551	33.34
				Starting Value	100.00

(1)         These were the Closing Market Prices of the Basket Stocks on the pricing date.

(2)         Each Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on the pricing date and rounded to eight decimal places.

The calculation agents will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the calculation day and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled calculation day, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled “Description of ARNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-27 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through April 2015.  The graph is based upon actual month-end historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Accelerated Return Notes®	TS-10

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies’ publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Companies that would affect the trading price of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket Stocks and therefore could affect your return on the notes.  Information from outside sources is not incorporated by reference in, and should not be considered part of, this term sheet or any accompanying prospectus, prospectus supplement or product supplement. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchange from the first quarter of 2008 through the pricing date.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Intel Corporation

Intel Corporation designs, manufactures, and sells computer components and related products. The company’s major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products and digital imaging products. This Basket Stock trades on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “INTC.” The company’s CIK number is 50863.

		High ($)	Low ($)
2008	First Quarter	25.35	18.61
	Second Quarter	25.00	20.69
	Third Quarter	24.52	17.27
	Fourth Quarter	18.52	12.23

2009	First Quarter	15.82	12.08
	Second Quarter	16.64	15.00
	Third Quarter	20.32	15.94
	Fourth Quarter	20.83	18.50

2010	First Quarter	22.68	19.01
	Second Quarter	24.21	19.45
	Third Quarter	21.78	17.72
	Fourth Quarter	21.91	18.87

2011	First Quarter	22.14	19.82
	Second Quarter	23.87	19.49
	Third Quarter	23.23	19.20
	Fourth Quarter	25.66	20.62

2012	First Quarter	28.19	24.54
	Second Quarter	29.18	25.04
	Third Quarter	26.88	22.51
	Fourth Quarter	22.84	19.36

2013	First Quarter	22.68	20.23
	Second Quarter	25.47	20.94
	Third Quarter	24.24	21.90
	Fourth Quarter	25.96	22.48

2014	First Quarter	26.67	23.52
	Second Quarter	30.93	25.82
	Third Quarter	35.33	30.79
	Fourth Quarter	37.67	30.85

2015	First Quarter	36.91	29.89
	Second Quarter (through the pricing date)	34.01	30.81

Accelerated Return Notes®	TS-11

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Skyworks Solutions, Inc.

Skyworks Solutions, Inc., a wireless semiconductor company, designs and manufactures radio frequency and complete semiconductor system solutions for mobile commuications applications.  The company provides front-end modules, radio frequency subsystems, and system solutions to wireless handset and infrastructure customers. This Basket Stock trades on the NASDAQ under the symbol “SWKS.” The company’s CIK number is 4127.

		High ($)	Low ($)
2008	First Quarter	9.03	6.71
	Second Quarter	11.20	7.29
	Third Quarter	10.86	8.00
	Fourth Quarter	8.27	3.81

2009	First Quarter	8.51	4.07
	Second Quarter	10.50	8.02
	Third Quarter	14.28	9.50
	Fourth Quarter	14.30	10.27

2010	First Quarter	16.41	12.69
	Second Quarter	17.91	14.22
	Third Quarter	21.09	16.33
	Fourth Quarter	29.18	20.08

2011	First Quarter	36.98	29.19
	Second Quarter	31.46	21.70
	Third Quarter	27.00	17.94
	Fourth Quarter	22.40	14.04

2012	First Quarter	28.66	16.78
	Second Quarter	28.41	23.31
	Third Quarter	31.18	23.18
	Fourth Quarter	24.08	19.79

2013	First Quarter	24.97	20.41
	Second Quarter	23.94	20.15
	Third Quarter	26.33	21.00
	Fourth Quarter	28.56	23.71

2014	First Quarter	39.27	27.40
	Second Quarter	48.34	34.90
	Third Quarter	58.84	46.34
	Fourth Quarter	74.49	45.32

2015	First Quarter	102.05	69.83
	Second Quarter (through the pricing date)	108.63	92.25

Accelerated Return Notes®	TS-12

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Texas Instruments Incorporated

Texas Instruments Incorporated operates as a semiconductor design and manufacturing company. The company develops analog integrated circuits and embedded processors. This Basket Stock trades on the NASDAQ under the symbol “TXN.” The company’s CIK number is 97476.

		High ($)	Low ($)
2008	First Quarter	32.35	28.11
	Second Quarter	32.70	28.16
	Third Quarter	29.13	21.50
	Fourth Quarter	21.64	14.01

2009	First Quarter	17.38	13.77
	Second Quarter	21.66	16.25
	Third Quarter	25.14	20.42
	Fourth Quarter	26.85	22.49

2010	First Quarter	26.34	22.50
	Second Quarter	27.16	23.28
	Third Quarter	27.14	23.02
	Fourth Quarter	33.75	27.21

2011	First Quarter	36.56	32.67
	Second Quarter	35.90	31.24
	Third Quarter	33.52	24.82
	Fourth Quarter	31.82	26.46

2012	First Quarter	33.99	29.57
	Second Quarter	33.26	26.87
	Third Quarter	30.27	26.43
	Fourth Quarter	31.34	27.17

2013	First Quarter	35.62	31.55
	Second Quarter	37.09	33.92
	Third Quarter	40.85	35.05
	Fourth Quarter	43.91	39.24

2014	First Quarter	47.16	40.89
	Second Quarter	48.47	44.89
	Third Quarter	49.29	45.67
	Fourth Quarter	55.62	41.93

2015	First Quarter	59.94	51.78
	Second Quarter (through the pricing date)	58.73	53.70

Accelerated Return Notes®	TS-13

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date was based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-14

Accelerated Return Notes® Linked to a Basket of Three Semiconductor Sector Stocks, due July 22, 2016

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” in the accompanying product supplement STOCK ARN-1. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement STOCK ARN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement STOCK ARN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree with us, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Basket. If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your notes should be treated in the manner described above. No assurance can be given that the Internal Revenue Service or any court will agree with this characterization and tax treatment. There are other possible treatments that are described in a detailed discussion of tax considerations under the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page PS-30 of product supplement STOCK ARN-1 and one or more of these might ultimately govern the tax treatment of the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Non-U.S. Holders. The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.”  The Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which would, if finalized in their current form, impose U.S. federal withholding tax on “dividend equivalent” payments made on certain financial instruments linked to U.S. corporations (which the proposed regulations refer to as “specified ELIs”) that are owned by non-U.S. holders.  According to a notice issued by the Internal Revenue Service on March 4, 2014, the Internal Revenue Service intends to issue regulations providing that the term “specified ELI” will exclude any instrument issued prior to 90 days after the date when the proposed regulations under Section 871(m) are finalized.  Accordingly, we anticipate that non-U.S. holders of the Notes will not be subject to tax under Section 871(m) of the Internal Revenue Code.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-15